Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST TO DELIST FROM NYSE MKT

Toronto, January 29, 2015—Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) announces that it has today sent a notice to NYSE MKT advising that Quest wishes to voluntarily delist from NYSE MKT, in light of the significant costs associated with a stock exchange listing in the United States. Quest’s common shares are listed, and will continue to trade, on the Toronto Stock Exchange.

Quest understands that the voluntary delisting from NYSE MKT will become effective on February 18, 2015, that is, in 20 days.

About Quest

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based corporation with the objective of becoming an integrated rare earth mining and processing company. Quest is focused on the exploration and development of new rare earth element (REE) deposit opportunities. It is led by a team with a depth of experience in exploration, mining and metallurgical processing. Quest is currently advancing a project in the Strange Lake region of northeastern Québec, and has announced plans for a major hydrometallurgical processing facility in Bécancour, Québec.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com